UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*
_____________________________________

Quantum Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

747906501
(CUSIP Number)

August 18, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 747906501

1		NAMES OF REPORTING PERSONS ADK Soho Fund LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,295,664
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,295,664
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,295,664
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*
Based on 95,040,608 shares of Common Stock, par value $0.01 per share (“Common Stock”), of Quantum Corporation (the “Issuer”) outstanding as of August 4, 2023, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 8, 2023.

CUSIP No. 747906501

1		NAMES OF REPORTING PERSONS ADK Capital LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,295,664
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,295,664
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,295,664
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 95,040,608 shares of Common Stock of the Issuer outstanding as of August 4, 2023, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 8, 2023.

CUSIP No. 747906501

1		NAMES OF REPORTING PERSONS Nat Klipper
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,951,256
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,951,256
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,951,256
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 95,040,608 shares of Common Stock of the Issuer outstanding as of August 4, 2023, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 8, 2023.

Item 1(a)	Name of Issuer:
Quantum Corporation (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:
224 Airport Parkway, Suite 550
San Jose, CA 95110

Item 2(a)	Name of Person Filing:
The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)	ADK Soho Fund LP (the “Fund”);

ii)	ADK Capital LLC (“Capital”); and

iii)	Nat Klipper
Capital serves as the general partner of the Fund, which directly holds Shares (as defined in Item 2(d) below). Nat Klipper serves as the Managing Member of Capital and the Managing Partner of the Fund.

Item 2(b)	Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each of the Reporting Persons is 429 Lenox Avenue, Miami Beach, FL 33139.

Item 2(c)	Citizenship:

i)	The Fund is a Delaware limited partnership;

ii)	Capital is a Delaware limited liability company; and

iii)	Nat Klipper is a United States citizen.

Item 2(d)	Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Shares”)

Item 2(e)	CUSIP No.:
747906501

Item 3	If this statement is filed pursuant to §§ 240 13d-1(b), or 240 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned:
Fund - 7,295,664 Shares
Capital - 7,295,664 Shares
Nat Klipper - 8,951,256 Shares

(b)	Percent of class:
Fund – 7.7%
Capital – 7.7%
Nat Klipper – 9.4%

(c)	Number of shares as to which the Fund has:
(i) Sole power to vote or to direct the vote: 7,295,664
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 7,295,664
(iv) Shared power to dispose or to direct the disposition of: 0
Number of shares as to which Capital has:
(i) Sole power to vote or to direct the vote: 7,295,664
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 7,295,664
(iv) Shared power to dispose or to direct the disposition of: 0
Number of shares as to which Nat Klipper has:
(i) Sole power to vote or to direct the vote: 8,951,256
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 8,951,256
(iv) Shared power to dispose or to direct the disposition of: 0
Capital may be deemed to have sole power to vote and sole power to dispose of the Shares held by the Fund, through its capacity as general partner of the Fund. Nat Klipper may be deemed to have sole power to vote and sole power to dispose of the Shares held by the Fund, through his capacity as the Managing Member of Capital and the Managing Partner of the Fund.
The percentages reported for Item 4(b) are calculated based on a total of 95,040,608 Shares outstanding on August 4, 2023, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2023.

Item 5	Ownership of Five Percent or Less of a Class:
This Item 5 is not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:
See disclosure in Item 4, which is incorporated by reference herein.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
See disclosure in Item 2, which is incorporated by reference herein.

Item 8	Identification and Classification of Members of the Group:
This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group:
This Item 9 is not applicable.
Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 1, 2023	ADK Soho Fund LP

By ADK Capital LLC, its General Partner

By: /s/ Nat Klipper
Nat Klipper
Managing Member

Dated: December 1, 2023	ADK Capital LLC

By: /s/ Nat Klipper
Nat Klipper
Managing Member

Dated: December 1, 2023	Nat Klipper

By: /s/ Nat Klipper

Exhibit 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including additional amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Quantum Corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
EXECUTED as of this 1st day of December, 2023.

ADK SOHO FUND LP

By	ADK Capital LLC, its general partner

By:	/s/ Nat Klipper
Name: Nat Klipper
Title: Managing Member

ADK CAPITAL LLC

By:	/s/ Nat Klipper
Name: Nat Klipper
Title: Managing Member
NAT KLIPPER

By:	/s/ Nat Klipper